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                          April 22, 2021

       Nicolaas Paardenkooper
       Chief Executive Officer and Director
       Brooge Energy Ltd
       P.O. Box 50170
       Fujairah, United Arab Emirates

                                                        Re: Brooge Energy Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed April 19,
2021
                                                            File No. 333-255346

       Dear Mr. Paardenkooper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Robert Matlin